                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

         For the fiscal year ended December 31, 2000

                                       or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

         For the transition period from _______________ to _______________

         Commission file number 333-34569

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     Collins & Aikman Personal Savings Plan
                               5755 New King Court
                              Troy, Michigan 48098

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

                          Collins & Aikman Corporation
                               5755 New King Court
                              Troy, Michigan 48098
                                  248-824-2500

                              REQUIRED INFORMATION

The following financial statements for the Collins and Aikman Personal Savings Plan are being filed herewith:

DESCRIPTION                                                                                     PAGE NO.
-----------                                                                                     --------
2000 Report of Independent Accountants                                                             F-2

1999 Report of Independent Public Accountants                                                      F-3

Statements of Net Assets Available for Benefits
      as of December 31, 2000 and 1999                                                             F-4

Statement of Changes in Net Assets Available for Benefits
      for the Year Ended December 31, 2000                                                         F-5

Notes to Financial Statements                                                                      F-6

Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes
      as of December 31, 2000                                                                      F-10

--------------------------------------------------------------------------------

The following exhibits are being filed herewith:

EXHIBIT NO.                                DESCRIPTION
-----------                                -----------
   23-1           Consent of PricewaterhouseCoopers LLP, Independent Accountants                   F-11

   23-2           Consent of Arthur Andersen LLP, Independent Public Accountants                   F-12

SIGNATURES

The Plan - Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                           Collins & Aikman Personal Savings Plan


June 27, 2001              By:  /s/ Gregory L. Tinnell
                                -----------------------------------
                                Gregory L. Tinnell
                                Chairman
                                Collins & Aikman Benefits Committee

                     COLLINS & AIKMAN PERSONAL SAVINGS PLAN

                       FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 2000 AND 1999

            TOGETHER WITH REPORTS OF INDEPENDENT PUBLIC ACCOUNTANTS

                     COLLINS & AIKMAN PERSONAL SAVINGS PLAN

                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

                           DECEMBER 31, 2000 and 1999

                                                                                                PAGE NO.
                                                                                                --------
2000 REPORT OF INDEPENDENT ACCOUNTANTS                                                             F-2

1999 REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                                      F-3

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits                                                    F-4
     as of December 31, 2000 and 1999

Statement of Changes in Net Assets Available for Benefits                                          F-5
     for the Year Ended December 31, 2000

Notes to Financial Statements                                                                      F-6

SCHEDULE SUPPORTING FINANCIAL STATEMENTS

Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes                              F-10
     as of December 31, 2000

EXHIBITS

Exhibit 23-1, Consent of PricewaterhouseCoopers LLP, Independent Accountants                       F-11

Exhibit 23-2, Consent of Arthur Andersen LLP, Independent Public Accountants                       F-12

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrator of the Collins & Aikman Personal Savings Plan:

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Collins & Aikman Personal Savings Plan (the "Plan") at December 31, 2000, and the changes in net assets available for benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion. The statement of net assets available for benefits for the Plan as of December 31, 1999 was audited by other independent accountants whose report dated June 23, 2000 expressed an unqualified opinion on those statements.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held For Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Detroit, Michigan
June 27, 2001

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Benefits Committee of
Collins & Aikman Personal Savings Plan:


We have audited the accompanying statement of net assets available for benefits of the COLLINS & AIKMAN PERSONAL SAVINGS PLAN (the "Plan") as of December 31, 1999. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                                ARTHUR ANDERSEN LLP




Charlotte, North Carolina
June 23, 2000

                     COLLINS & AIKMAN PERSONAL SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 2000 AND 1999


                                                                                    2000                1999
                                                                                ------------        ------------
ASSETS
Investments, at fair value:
  Participation in mutual funds:
   - Equities                                                                   $ 85,403,702        $ 97,241,869
   - Fixed income                                                                  2,164,951           1,969,822
   - Foreign                                                                       4,942,432           4,868,104
  Collective trust funds                                                          30,091,995          34,585,474
  Common stock                                                                     2,036,241           2,433,974
  Loans receivable - participants                                                  1,665,639           1,434,804
  Cash and short-term investments                                                         --              34,218
                                                                                ------------        ------------

     Total investments                                                           126,304,960         142,568,265

RECEIVABLES:
  Employer contribution receivable                                                   150,878           1,980,571
  Employee contribution receivable                                                   380,841             454,036
                                                                                ------------        ------------

     Total receivables                                                               531,719           2,434,607
                                                                                ------------        ------------

     Total assets                                                                126,836,679         145,002,872

LIABILITIES
Accrued administrative expenses                                                       66,917              18,500
                                                                                ------------        ------------

Net assets available for benefits                                               $126,769,762        $144,984,372
                                                                                ============        ============

                 The accompanying notes to financial statements
               are an integral part of these financial statements.

                     COLLINS & AIKMAN PERSONAL SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2000

                                                                                    2000
                                                                                -------------
Additions:
  Investment activity:
    Dividend and interest income                                                $   8,705,347
    Net depreciation in fair value
      of investments                                                              (20,630,491)
                                                                                -------------

       Total investment activity                                                  (11,925,144)

  Employer contribution                                                             3,406,092
  Employee contribution                                                             9,807,628
  Rollover contribution                                                               826,330
                                                                                -------------

       Total additions                                                              2,114,906

Deductions:
  Benefits paid directly to participants                                           19,991,110
  Administrative expenses                                                             338,406
                                                                                -------------

       Total deductions                                                            20,329,516
                                                                                -------------

       Net decrease                                                               (18,214,610)

       Net assets available for benefits:
         Beginning of year                                                        144,984,372
                                                                                -------------

         End of Year                                                            $ 126,769,762
                                                                                =============


                 The accompanying notes to financial statements
                are an integral part of this financial statement.

                     COLLINS & AIKMAN PERSONAL SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2000 AND 1999

A.       DESCRIPTION OF THE PLAN

         The following description of the Plan provides only general information. For a more complete description, participants should refer to the Summary Plan Description.

         1. General. The Collins & Aikman Personal Savings Plan (the "Plan"), is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, which is sponsored by Collins & Aikman Products Co. (the "Company"). United Missouri Bank (the "Trustee") serves as the principal trustee of the Plan. The Trustee acts as custodian for the Plan's assets, executes primarily all investment transactions and provides periodic reports to the Plan's administrators.

                  Effective December 1, 2000, a reorganization of Collins & Aikman Accessory Mats Inc. took place whereby, two new companies were created, Akro Mats, LLC and Collins & Aikman Automotive Mats, LLC. The newly created LLCs adopted the Collins & Aikman Personal Savings Plan and will provide benefits to the employees of Accessory Mats Inc. as of November 30, 2000, and will extend coverage under the plan to
                  (a) all employees of each LLC who are transferred to such LLC by Accessory Mats Inc. effective on or after December 1, 2000, such coverage to recognize prior service with Accessory Mats Inc. for all applicable purposes under the plans and (b) any other employees of each LLC who are employed by either LLC effective on or after December 1, 2000, provided all requirements of such plan are met.

         2. Contributions. Generally, participants may elect to make contributions to the Plan on a before-tax basis of 10% of their gross salary and an after-tax basis of 10% of their gross salary not to exceed 20%. Percentages withheld from eligible compensation on behalf of an employee must be in whole multiples of 1% and cannot exceed 20%.

                  The following separate elective investment funds were available as of December 31, 2000, to the participants for the purpose of investing their salary deferred contributions and the Company's matching and discretionary contributions.

                  - A stable asset collective trust fund which invests primarily in guaranteed investment contracts (GIC's) issued by major financial institutions.

                  - A bond mutual fund in which the fund assets are actively allocated primarily among broad sectors of the U.S. fixed income market. Generally, at least sixty-five percent of the bond funds investments are invested in securities rated A or better.

                  - A strategic allocation mutual fund which emphasizes stocks in its portfolio, but maintains considerable holdings in bonds and cash to decrease overall price volatility. The fund has a target mix of sixty percent in stocks, thirty percent in bonds and ten percent in money market securities.

                  - A growth and income mutual fund which typically invests in larger-sized companies. The growth & income fund targets stocks with a higher expected dividend yield and higher overall return potential than the S&P 500.

                  - A "smartindex" mutual fund which invests primarily in a target range of larger U.S. companies, such as those in the S&P 500 Index. The "smartindex" fund seeks to invest in approximately 350 of the most attractive stocks within that range among several industries.

                  - A U.S. small company mutual fund which invests primarily in stocks of small and medium U.S. companies and seeks to outperform the Russell 2500 Index.

                  - A growth mutual fund which invests in stocks of medium to large companies with accelerating earnings and revenue trends.

                  - An international growth mutual fund which attempts to invest at least sixty five percent of its assets in companies with accelerating earnings and revenues from at least three countries outside the United States.

                  - A company stock fund which invests in common stock of Collins & Aikman Corporation. The Company is a wholly owned subsidiary of Collins & Aikman Corporation.

                  - A Charles Schwab & Co., Inc. Personal Choice Retirement Account Plan which offers a wide range of investment opportunities including: mutual funds, listed and over-the-counter-stocks, certificates of deposit, money market funds, and federally backed investments and bonds.

                  The Company amended the Plan effective July 1, 1999, to cease making profit sharing contributions as well as to increase the matching contribution funded by the Company. During the first half of the 1999 Plan year, the Company elected to contribute approximately $1,814,000 to the plan as a profit sharing contribution. The amount of the Company matching contribution for salaried employees increased from 50% to 70% of the first 3% of a participant's before-tax compensation that has been contributed and 50% of the next 3% up to a maximum of 3.6% of a participant's salary. Also, effective July 1, 1999, hourly employees became eligible to receive a match of 50% on the first 6% of a participant's before-tax compensation that has been contributed up to a maximum of 3% of such participant's compensation. The Company match for participants which participate in a collective bargaining agreement remains unchanged. Also, the eligibility criteria was amended to allow eligible employees to participate in the Plan upon hire. In conjunction with the amendment to the Plan adopted July 1, 1999, the Plan's name was changed to the Collins & Aikman Personal Savings Plan.

                  All contributions made on behalf of a participant shall be invested as designated by the participant in the available investment fund(s) in multiples of 1%.

         3. Participant Accounts. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

                  The Company's profit sharing contribution for the year ended December 31, 1999 was allocated to each participant who was an active employee at the end of the Plan year ended December 31, 1999 in the ratio of the active participant's eligible compensation to the total compensation of all active participants.

         4. Vesting. A participant is fully vested with respect to the profit sharing and Company match accounts after five years of service. The contributions credited to a participant's before-tax and after-tax savings accounts, plus earnings thereon, are fully vested when credited.

         5. Participant Loans. Participants may elect to borrow from their before-tax and after-tax savings accounts in an amount not to exceed the lesser of 50% of their interests in the Plan or $50,000. Loans may have a maximum term of four years and will be repaid through payroll deductions. Participants are charged interest in accordance with the Plan's provisions. The Plan had loans outstanding to participants of approximately $1,666,000 and $1,435,000 as of December 31, 2000 and 1999,
                  respectively.

         6. Payment of Benefits. A participant or participant's beneficiary shall receive a distribution equal to the value of their vested individual account as of the valuation date on or following retirement, death, disability, or termination of service. Payment of the benefit is made in the form of a lump sum or periodic installments as outlined in the Plan agreement.

         7. Forfeited accounts. A participant who terminates service without a fully vested interest, forfeits any nonvested balance in their Company contribution accounts as of the valuation date coincident with or following his or her termination of service. The forfeited funds will be applied to payment of administrative expenses, to the extent determined by the Administration Committee, and thereafter, any unallocated forfeitures may be allocated to the accounts of eligible participants or used to reduce the Company's future matching contributions. During 2000, approximately $195,000 in forfeitures were allocated to active participants or used to reduce the Company's matching contributions.

B.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         1. General. The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Administrative expenses, including compensation and expenses of the Trustee, have been borne by the Plan while expenses incidental to the purchase and sale of investments are reflected in the cost of the related securities. Certain expenses related to the administration of the Plan have been borne by the Company.

         2. Investment Valuation and Income Recognition. Current values of trust investments are based upon quoted market prices of the underlying securities. Realized appreciation (depreciation) is determined as the difference between sales proceeds and the value of investment units as of the beginning of the plan year or the cost of investment units purchased during the year. Unrealized appreciation (depreciation) is determined as the difference between the value of investment units at the end of the plan year and the value of investment units at the beginning of the plan year, or cost if the investment units were purchased during the current year. Income is recognized on the accrual basis of accounting, whereby interest income is recorded when earned and dividends are recorded as of the dividend declaration date.

                  The stable asset collective trust fund currently available to participants as an investment option values investment contracts at contract value and investments in other stable value funds at cost, which represents contributions made plus interest accrued at the contract rate, less withdrawals. The trustee of the collective trust fund has determined that contract value approximates fair value. In determining that contract value approximates fair value, the trustee considers such factors as the benefit responsiveness of the investment contracts, the ability of the parties to the investment contracts to perform in accordance with the terms of the contracts, and the likelihood that plan-directed withdrawals would result in payments to plan participants at amounts other than contract date.

                  Two participant contribution accounts and two Company contribution accounts are maintained for each eligible participant to account for his or her interest in the Plan. The participant contribution accounts consist of before-tax and after-tax savings accounts. The Company contribution accounts consist of profit sharing and Company match accounts where applicable. The accounts for all participants are valued at their fair market value on the valuation date in accordance with the Plan agreement.

                  The Plan presents, in the statement of changes in net assets, the net appreciation (depreciation) in the fair value of its investments, which consist of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

         3. Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

         4. Risks and Uncertainties. The Plan provides for various investment options in mutual funds and other investment securities. Investment securities are exposed to various risks, including interest rate, market and credit risks. Due to the level of risk anticipated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

C.       INVESTMENTS

         The following investments represent 5% or more of the Plan's net assets as of December 31, 2000 and 1999:

                                                                                    2000                1999
                                                                                ------------        ------------
         American Century Stable Asset Fund
              (30,091,995 and 34,585,487 units, respectively)                   $ 30,091,995        $ 34,585,474
         American Century Ultra Fund
              (828,628 and 665,741 units, respectively)                           26,822,699          30,477,631
         J.P. Morgan "SmartIndex" Fund
              (1,341,376 and 1,555,716 units, respectively)                       20,965,703          27,598,404
         American Century Income & Growth Fund
              (558,059 and 578,968 units, respectively)                           16,847,812          19,713,862
         American Century Strategic Allocation: Moderate Fund
              (2,366,777 and 2,006,326 units, respectively)                       14,934,806          14,565,942

         During 2000, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) depreciated $(20,630,491), as follows:

                                                                                    2000
                                                                                -------------
         Mutual funds                                                           $ (20,002,895)
         Common stock                                                                (627,596)
                                                                                -------------

         Total                                                                  $ (20,630,491)
                                                                                =============

D.       PARTY-IN-INTEREST TRANSACTIONS

         Certain Plan investments include shares of mutual funds managed by J.P. Morgan/American Century. J.P. Morgan/American Century is the record keeper for participant's current balances and activity and, therefore, these transactions qualify as party-in-interest. Also, transactions to acquire shares of the Company's stock qualify as party-in-interest transactions.

E.       TERMINATION OF PLAN

         Although it has not expressed any intent to do so, the Company has the right, under the Plan, to terminate the Plan at any time at the discretion of the Company's Board of Directors, subject to the provisions of ERISA. As of the termination date, contributions will cease to be made by the Company. Upon complete or partial termination of the Plan, all participants will be fully vested in accordance with the Plan agreement.

F.       TAX STATUS

         The Plan received an updated determination letter dated March 12, 1998, which covered amendments adopted through January 16, 1997, from the Internal Revenue Service, stating that the Plan was in accordance with applicable plan design requirements as of that date, and thus, qualified for tax exempt status. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of IRC.

                     COLLINS & AIKMAN PERSONAL SAVINGS PLAN

       SCHEDULE H, Line 4i SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             AS OF DECEMBER 31, 2000

                                                                                                                           (d)
                            (b)                                                (c)                                       Current
  (a)               Identity of Issuer                                     Description                                    Value
--------       ----------------------------       --------------------------------------------------------------       ------------
   *           J.P. Morgan/American Century       Income & Growth Fund - 558,059 units                                 $ 16,847,812

   *           J.P. Morgan/American Century       Stable Asset Fund -  30,091,995 units                                  30,091,995

   *           J.P. Morgan/American Century       JPMP Bond Fund - 212,663 units                                          2,164,951

   *           J.P. Morgan/American Century       JPMP Small Co. Fund - 187,714 units                                     4,903,097

   *           J.P. Morgan/American Century       JPMP "SmartIndex" Fund - 1,341,376 units                               20,965,703

   *           Collins & Aikman Corporation       Common Stock - 486,208 units                                            2,036,241

   *           J.P. Morgan/American Century       Ultra Fund -  828,628 units                                            26,822,699

   *           J.P. Morgan/American Century       International Growth Fund - 452,190 units                               4,942,432

   *           J.P. Morgan/American Century       Strategic Allocation: Moderate - 2,366,777 units                       14,934,806

               Charles Schwab                     Self-directed Investments - 929,585 units                                 929,585

   *           J.P. Morgan/American Century       Participants loans (interest rates range from 8.75% to 14.00%)          1,665,639
                                                                                                                       ------------
                                                                                                                       $126,304,960
                                                                                                                       ============

* Represents Party-in-interest to the Plan

                 The accompanying notes to financial statements
                     are an integral part of this schedule.